UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Immersion Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

452521107
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 288,128
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 288,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,319,814
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,319,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 288,128
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 288,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,319,814
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,319,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,607,942
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,607,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,607,942
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,607,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 288,128 Shares beneficially owned by Series One is approximately $1,929,358, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,319,814 Shares beneficially owned by VSO II is approximately $16,012,528, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons believe the Shares are materially undervalued.  The Reporting Persons believe that the Issuer operates in a highly strategic area of the technology industry with an attractive competitive position and a compelling product, its touch feedback technology, the value of which is not reflected in the Issuer's current market price.  The Reporting Persons believe there are strategic opportunities for the Issuer that would meaningfully increase value to stockholders and have initiated a dialogue with the Issuer's Management and Board of Directors (the "Board") regarding those opportunities.  The Reporting Persons may seek Board representation and/or take positions or make proposals with respect to the Issuer’s strategic direction, including advocating for the Board to actively pursue strategic alternatives should the Issuer’s common stock continue to be undervalued and not reflective of its intrinsic value.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 28,907,745 Shares outstanding, which is the total number of Shares outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2016.

A.	Series One

(a)	As of the close of business on August 22, 2016, Series One beneficially owned 288,128 Shares.

Percentage: Approximately 1.0%

CUSIP NO. 452521107

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,128
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,128

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on August 22, 2016, VSO II beneficially owned 2,319,814 Shares.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,319,814
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,319,814

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 288,128 shares owned by Series One.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,128
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,128

(c)
VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the shares on behalf of Series One since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,319,814 shares owned by VSO II.

Percentage: Approximately 8.0%

CUSIP NO. 452521107

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,319,814
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,319,814

(c)
VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 288,128 Shares owned by Series One and (ii) 2,319,814 owned by VSO II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,607,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,607,942

(c)
VIEX Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Series One and VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 288,128 Shares owned by Series One and (ii) 2,319,814 owned by VSO II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,607,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,607,942

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Series One and VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 452521107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	3,460	6.4859	08/12/2016

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	20,040	6.4859	08/12/2016
Purchase of Common Stock	612,800(1)	7.5000	08/19/2016
Purchase of Common Stock	38,200(2)	10.0000	08/19/2016

(1) Represents shares of Common Stock underlying American-style put options that were assigned.  These put options had a strike price of $7.50 and would have on expired on August 19, 2016.

(2) Represents shares of Common Stock underlying American-style put options that were assigned.  These put options had a strike price of $10.00 and would have on expired on August 19, 2016.